Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest Charges	$87,732	$92,340	$91,598	$83,545	$82,860	$84,689
Interest applicable to rentals	20,687	14,440	6,612	6,492	5,768	5,810

Total fixed charges, as defined	108,419	106,780	98,210	90,037	88,628	90,499

Preferred dividends, as defined (a)	20,957	15,275	8,483	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$129,376	$122,055	$106,693	$101,347	$99,938	$101,809

Earnings as defined:
Net Income	$47,152	$66,875	$172,618	$164,891	$152,365	$153,210
Add:
Provision for income taxes:
Total	96,623	81,756	112,944	132,765	94,806	96,671
Fixed charges as above	108,419	106,780	98,210	90,037	88,628	90,499

Total earnings, as defined	$252,194	$255,411	$383,772	$387,693	$335,799	$340,380

Ratio of earnings to fixed charges, as defined	2.33	2.39	3.91	4.31	3.79	3.76

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.95	2.09	3.60	3.83	3.36	3.34

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.